SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sanchez Production Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

79971C201

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79971C201		13D

1	Names of Reporting Persons SANCHEZ ENERGY PARTNERS I, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 79971C201		13D

1	Names of Reporting Persons SEP MANAGEMENT I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 79971C201		13D

1	Names of Reporting Persons SANCHEZ OIL & GAS CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 35,319

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 35,319

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,319

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%(1)

14	Type of Reporting Person (See Instructions) CO

(1)         Calculation based on 3,145,060 common units outstanding as of August 3, 2015, reflecting a one-for-ten reverse split of common units on August 3, 2015.

CUSIP No. 79971C201		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 7,065

	8	Shared Voting Power: 54,921

	9	Sole Dispositive Power: 7,065

	10	Shared Dispositive Power: 54,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 61,986

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%(1)

14	Type of Reporting Person (See Instructions) IN

(1)         Calculation based on 3,145,060 common units outstanding as of August 3, 2015, reflecting a one-for-ten reverse split of common units on August 3, 2015.

CUSIP No. 79971C201		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 27,728

	8	Shared Voting Power: 113,727

	9	Sole Dispositive Power: 27,728

	10	Shared Dispositive Power: 113,727

11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,455

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%(1)

14	Type of Reporting Person (See Instructions) IN

(1)         Calculation based on 3,145,060 common units outstanding as of August 3, 2015, reflecting a one-for-ten reverse split of common units on August 3, 2015.

This Amendment No. 5 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed jointly by Sanchez Energy Partners I, LP, a Delaware limited partnership (“SEP I”); SEP Management I, LLC, a Delaware limited liability company (“SEP Management”); Sanchez Oil & Gas Corporation, a Delaware corporation (“SOG”); Antonio R. Sanchez, III; and A. R. Sanchez, Jr. with the SEC on August 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2014, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on May 16, 2014, as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2014 and as further amended by Amendment No. 4 to Schedule 13D filed with the SEC on March 24, 2015 (as further amended or amended and restated hereby, the “Schedule 13D”) and relates to the beneficial ownership by the Reporting Persons of common units of Issuer. Except as otherwise set forth herein, the Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment No. 5 have the same meaning as those set forth in the Schedule 13D. This Amendment is being filed to disclose the disposition by SEP I of common units representing limited partner interests (“Units”) in Sanchez Production Partners LP (“Issuer”) to its partners.

Item 3. Source and Amount of Funds or Other Consideration.

On July 27, 2015, SEP I distributed its 5,951,482 Units to its partners (the “Distribution”).  SEP Management is SEP I’s general partner, and SEP I’s limited partners include SOG, San Juan Oil & Gas No. 2, Ltd., a Texas limited partnership (“San Juan”), and Sanexco, Ltd., a Texas limited partnership (“Sanexco”), among others; simultaneously with the Distribution, San Juan and Sanexco made pro rata distributions of the Units received by them to their respective partners, including Sanchez Management Corporation, a Texas corporation (“SMC”). On July 27, 2015, simultaneously with such distributions, SMC made a pro rata distribution for no consideration of the 10,596 Units beneficially owned by it to its sole shareholder, A.R. Sanchez, Jr. The distributions were a return on such partners’ or shareholder’s, as applicable, capital contributions, thus no consideration was paid for the Units distributed.

On August 3, 2015, the Issuer effected a reverse split of its Units, whereby each holder of Units immediately prior to the reverse split received one Unit for each ten Units it owned (the “Reverse Split”). The number of Units shown to be beneficially owned by the Reporting Persons in this Schedule 13D reflects the Reverse Split. As a result of the Reverse Split, the number of Units was reduced to approximately 3,145,060.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported in this Schedule 13D solely for investment purposes. The Reporting Persons may make additional purchases or dispositions of Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Issuer’s securities, general economic conditions, stock market conditions and other future developments.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose of Issuer securities (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of Issuer, anticipated future developments concerning Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of Issuer in the open market, in privately negotiated transactions (which may be with Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Persons may from time to time hold discussions with or make proposals to management of Issuer, the board of managers of Issuer, to other unitholders of Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of Issuer.

(a) and (b)                                       The information in the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

San Juan, a limited partner of SEP I and a recipient of Units in the Distribution, is, as a result of the Distribution and the Reverse Split, and before giving effect to the distributions referred to in Item 5(c) below, the sole record owner of 52,979 Units, or 1.7% of a total of 3,145,060 Units issued and outstanding as of August 3, 2015.  Sanexco, a limited partner of SEP I and a recipient of Units in the Distribution, is, as a result of the Distribution and the Reverse Split, and before giving effect to the distributions referred to in Item 5(c) below, the sole record owner of 52,979 Units, or 1.7% of a total of 3,145,060 Units issued and outstanding.  San Juan and Sanexco are each controlled by their general partner, SMC. SMC is managed by A. R. Sanchez, Jr.  Thus, A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the Units held by San Juan and Sanexco, or an aggregate 3.4% of a total of 3,145,060 Units issued and outstanding before giving effect to the distributions referred to in Item 5(c) below.  A. R. Sanchez, Jr. disclaims beneficial ownership of the Units held by San Juan and Sanexco except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Units held by San Juan and Sanexco for purposes of Section 16 or for any other purpose.

Following the completion of the Distribution, SEP I is the sole record owner of 0 Units.  SEP Management, SEP I’s general partner, is, as a result of the Distribution, the sole record owner of 0 Units.  SOG, a limited partner of SEP I and a recipient of Units in the Distribution, is, as a result of the Distribution and the Reverse Split, the sole record owner of 35,319 Units, or 1.1% of a total of 3,145,060  Units issued and outstanding.  SEP Management is a wholly owned subsidiary of SOG. SOG is managed by A. R. Sanchez, Jr., Antonio R. Sanchez, III and other members of the Sanchez family.  Each of A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the Units held by SOG, or an aggregate of 1.1% of a total of 3,145,060 Units issued and outstanding.  Each of Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the Units held by SOG except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Units held by SOG for purposes of Section 16 or for any other purpose.

(c)                                  On July 27, 2015, simultaneously with the Distribution, San Juan made a pro rata distribution (the “San Juan Distribution”) for no consideration of the 529,792 Units beneficially owned by it to its partners: A.R. Sanchez, Jr. (206,619 Units), SMC (5,298 Units), 1988 Trust #11 (“Trust 11”) (79,469 Units), 1988 Trust #12 (79,469 Units) (“Trust 12”), 1988 Trust #13 (79,469 Units) (“Trust 13”) and 1988 Trust #14 (79,469 Units) (“Trust 14”) (collectively, the “Trusts”).

On July 27, 2015, simultaneously with the Distribution, Sanexco made a pro rata distribution (the “Sanexco Distribution”)  for no consideration of the 529,792 Units beneficially owned by it to its partners: A.R. Sanchez, Jr. (58,277 Units), SMC (5,298 Units), Trust 11 (116,554 Units), Trust 12 (116,554 Units), Trust 13 (116,554 Units) and Trust 14 (116,554 Units).

Antonio R. Sanchez, III is a co-trustee, along with A. R. Sanchez, Jr., and beneficiary of Trust 11. Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the Units held by Trust 11. Antonio R. Sanchez, III disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership by Antonio R. Sanchez, III of the reported securities for purposes of Section 16 or any other purpose.

Ana Lee S. Jacobs is a co-trustee, along with A. R. Sanchez, Jr., and beneficiary of Trust 12. Eduardo A. Sanchez is a co-trustee, along with A. R. Sanchez, Jr., and beneficiary of Trust 13.  Patricio D. Sanchez is a co-trustee, along with A. R. Sanchez, Jr., and beneficiary of Trust 14.

These Units are owned directly by the Trusts. A. R. Sanchez, Jr. is a co-trustee, along with the respective co-trustees and beneficiaries, of each of the Trusts set forth above. A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the Units held by the Trusts. A. R. Sanchez, Jr.  disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership by A. R. Sanchez, Jr. of the reported securities for purposes of Section 16 or any other purpose.

On July 27, 2015, simultaneously with the Distribution, the San Juan Distribution and the Sanexco Distribution, SMC made a pro rata distribution for no consideration of the 10,596 Units beneficially owned by it to its sole shareholder, A.R. Sanchez, Jr.

On July 28, 2015, Patricio D. Sanchez was granted sole record ownership of 44,910 Common Units in connection with his service on the board of directors of the Issuer’s general partner.

On June 30, 2015, Eduardo A. Sanchez was granted sole record ownership of 38,860 Common Units in connection with his service on the board of directors of the Issuer’s general partner.

(e)                                  Following the completion of the Distribution, each Reporting Person ceased to be the beneficial owner of more than five percent of the Units.

Except as set forth in this Schedule 13D, there have been no reportable transactions with respect to the Units within the last 60 days by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit A                                             Joint Filing Agreement dated August 6, 2015.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 6, 2015

SANCHEZ ENERGY PARTNERS I, LP

By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
Co - President

/s/ ANTONIO R. SANCHEZ, III
ANTONIO R. SANCHEZ, III

/s/ A. R. SANCHEZ, JR.
A. R. SANCHEZ, JR.